Filed by Sanchez Computer Associates, Inc. pursuant to
Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rules 14a-12 and 14d-9 under the Securities Exchange Act of 1934, as amended
Subject Company: Sanchez Computer Associates, Inc.
Commission File No. 0-21705

FIDELITY NATIONAL FINANCIAL	PRESS RELEASE
SANCHEZ INNOVATE

Fidelity National Financial, Inc. and Sanchez Computer Associates, Inc.
Announce Anticipated Exchange Rate

        Jacksonville, Florida and Philadelphia, Pennsylvania—(April 12, 2004)—Fidelity National Financial, Inc. (NYSE: FNF), a Fortune 500 provider of products and outsourced services and solutions to financial institutions and the real estate industry, and Sanchez Computer Associates, Inc. (NASDAQ: SCAI) announced today that assuming that the shareholders of Sanchez approve the merger at the special meeting of shareholders on April 14, 2004 and that all other conditions to the merger are satisfied or waived on or prior to such date, FNF expects to consummate the pending acquisition of Sanchez on April 14, 2004.

        If the acquisition closes on that date, unless a shareholder makes a valid election as described below, each outstanding share of Sanchez common stock will be converted into the right to receive $3.25 in cash and, except as set forth below, 0.08365 shares of FNF common stock (subject to the payment of cash in lieu of fractional shares). Each shareholder may elect to receive cash or FNF common stock as further described in the proxy statement/prospectus of Sanchez dated March 9, 2004. The number of shares of FNF common stock to be received as part of the merger consideration is based on the average closing sale prices for FNF common stock for the twenty consecutive trading days immediately preceding but not including the second trading day before the closing date of the acquisition. If the acquisition closes on April 14, 2004, the exchange ratio would be based on a price per share of FNF common stock of $38.85 per share, which was established from March 12, 2004 through April 8, 2004. The exchange ratio will change if the closing of the acquisition is not completed on April 14, 2004 or if the closing price of FNF common stock on the date immediately prior to closing is significantly different than the 20-day average price otherwise used to calculate the exchange ratio, all as further described in the proxy statement/prospectus.

        The final stock and cash consideration received by Sanchez shareholders is subject to their elections and the allocation and adjustment described in the proxy statement/prospectus. As previously reported, any Sanchez shareholder who wishes to make an election to receive merger consideration in cash or a combination of cash and stock, must submit an election form in accordance with the instructions set forth in the form of election provided with the proxy statement/prospectus. The election form must be received by the exchange agent no later than 5:00 p.m., New York, New York time, on April 12, 2004.

About Fidelity National Financial

        Fidelity National Financial, Inc., number 262 on the Fortune 500, is a provider of products and outsourced services and solutions to financial institutions and the real estate industry. The Company had total revenue of more than $7.7 billion and earned more than $860 million in 2003, with cash flow from operations of nearly $1.3 billion for that same period. FNF is one of the world's largest providers of information-based technology solutions and processing services to financial institutions and the mortgage and financial services industries through its subsidiary Fidelity Information Services, Inc. Fidelity Information Services processes nearly 50 percent of all U. S. residential mortgages, with balances exceeding $3 trillion, has processing and technology relationships with 46 of the top 50 U. S. banks and has clients in more than 50 countries who rely on its processing and outsourcing products and services. Additionally, FNF is the nation's largest title insurance company and also provides other real estate-related services such as escrow, flood and tax certifications with life of loan monitoring, merged credit reporting, property valuations and appraisals, default management, relocation services, flood, homeowners and home warranty insurance, exchange intermediary services, mortgage loan aggregation and fulfillment, multiple listing services software, mortgage loan origination software, collateral scoring analytics and real property data. More information about the FNF family of companies can be found at www.fnf.com and www.fidelityinfoservices.com.

About Sanchez Computer Associates

        Sanchez Computer Associates Inc. (Nasdaq: SCAI), headquartered in Malvern, Pa., is a global leader in developing software and services that provide banking, securities, customer integration, wealth management and outsourcing solutions to nearly 400 financial institutions in 22 countries. For more information, visit www.sanchez.com.

Additional Information

        This press release contains statements related to future events and expectations and, as such, constitutes forward-looking statements. These forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause FNF's or Sanchez's actual results, performance or achievements to be different from those expressed or implied above. FNF and Sanchez expressly disclaim any duty to update or revise forward-looking statements. The risks and uncertainties which forward-looking statements are subject to include, but are not limited to, the completion of all conditions to the merger set forth in the merger agreement amongst the parties, the effect of governmental regulations, the economy, competition and other risks detailed from time to time in the "Management's Discussion and Analysis" section of each of FNF's and Sanchez's Form 10-K and other reports and filings with the Securities and Exchange Commission.

        This press release is not an offer to sell or a solicitation of an offer to buy any FNF shares and is not a solicitation of a proxy. In connection with the proposed transaction, FNF and Sanchez filed a definitive proxy statement/prospectus with the Securities and Exchange Commission (the "Commission") on March 12, 2004. INVESTORS AND SHAREHOLDERS ARE ADVISED TO READ THE DEFINITIVE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Investors and stockholders may obtain a free copy of the definitive proxy statement/prospectus and any other relevant documents when they become available from the Securities and Exchange Commission's web site at www.sec.gov. Free copies of these documents may also be obtained at Sanchez's website at www.sanchez.com and at FNF's website at www.fnf.com.

        FNF, Sanchez and their directors and executive officers and other members of their management and employees may be deemed to be participants in the solicitation of proxies in respect of the proposed transaction. Information about the participants and their interests in the solicitation may be found in the definitive proxy statement/prospectus.

Contact Information

Fidelity National Financial, Inc. Daniel Kennedy Murphy Senior Vice President, Finance and Investor Relations (904) 854-8120 dkmurphy@fnf.com	Sanchez Computer Associates, Inc. Todd A. Pittman Senior Vice President and Chief Financial Officer (610) 578-4100